Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
September 14, 2009
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dana Holding Corporation
Registration Statement on Form S-3 (File No. 333-161676)
Ladies and Gentlemen:
     On behalf of Dana Holding Corporation, a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 2, 2009.
     Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Amanda Ravitz dated September 10, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.
     The Company has asked us to convey the following as its responses to the Staff:
1.	We note that counsel’s opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.
     Response to Comment 1
     The Company undertakes to file an unqualified opinion omitting the assumptions regarding the future issuance of the securities being registered at the time of each takedown.
2.	We further note that certain assumptions appear to be inappropriate to make in a qualified opinion at this time, including, for example,

assumption (vi) in the last paragraph of page 3. Please have counsel revise to remove this assumption.
     Response to Comment 2
     Counsel’s opinion has been revised in response to the Staff’s comment to remove assumption (vi) in the last paragraph of page 3. Please see page 3 of the legal opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, filed as Exhibit 5.1 to the registration statement.
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     If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3124.

Sincerely,

/s/ David S. Huntington

David S. Huntington

cc:	Marc S. Levin, Esq.
Dana Holding Corporation